UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

Commission File Number: 001-31913

NOVAGOLD RESOURCES INC.
(Translation of registrant's name into English)

Suite 2300 – 200 Granville Street, PO Box 24
Vancouver, BC Canada V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Galore Creek Property NI 43-101 Technical Report dated January 25, 2008

99.1	Galore Creek Property NI 43-101 Technical Report dated January 25, 2008 (PDF)

	99.1.A	Appendix A – List of drill hole composite samples exceeding 2% Cu

	99.1.B	Appendix B – AMEC legacy data memo and NovaGold response

	99.1.C	Appendix C – Variographic analysis

	99.1.D	Appendix D – Kriging plans

	99.1.E	Appendix E – Swath plot comparison of nearest neighbour model to kriged grade estimate

	99.1.F	Appendix F – Histograms of nearest neighbour model and kriged grade estimate

	99.1.G	Appendix G – Change of support curves

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaGold Resources Inc.
(Registrant)

Date: January 31, 2008	By:	/s/ Rhylin Bailie
Rhylin Bailie

	Title:	Manager, Corporate & Investor Relations